IVAX Corporation
4400 Biscayne Boulevard
Miami, FL 33137
Telephone: 305-575-6000

Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

IVAX CORPORATION ANNOUNCES RECORD DATE, DATE OF SPECIAL SHAREHOLDERS’ MEETING TO VOTE ON
MERGER AND MAILING OF JOINT PROXY STATEMENT/PROSPECTUS
     MIAMI – September 23, 2005 – IVAX Corporation (AMEX: IVX, LSE: IVX.L, WSE: IVX) today announced that it has scheduled its special meeting of shareholders for 10 a.m., local time, on October 27, 2005 at the offices of UBS Securities located at 1285 Avenue of the Americas, 14th Floor Conference Center, New York, NY 10019, to vote on the previously announced merger with Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA). IVAX shareholders of record at the close of business on Friday, September 23, 2005 will be entitled to notice of the special meeting and to vote on the proposal.
     Today, September 23, 2005, the definitive joint proxy statement/prospectus relating to the proposed merger with Teva was declared effective by the Securities and Exchange Commission. The definitive joint proxy statement/prospectus is expected to be mailed on or about September 26, 2005 to all IVAX shareholders of record as of September 23, 2005.
     IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.
     Copies of this and other news releases may be obtained free of charge from IVAX’ website at www.ivax.com.
     Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. When used in this press release and in any documents incorporated by reference herein, the words “may,” “plans,” “will” and similar expressions identify certain of such forward-looking statements. Actual events could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. Such forward-looking statements are based largely on the expectations of IVAX Corporation and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond the Company’s control. These include, but are not limited to, risks and uncertainties associated with the parties’ ability to consummate the merger and other risk factors detailed in reports filed by the Company with the Securities and Exchange Commission. The Company cautions that the foregoing factors are not exclusive.
     This communication is being made in respect of the proposed merger involving IVAX and Teva. IVAX urges its shareholders to read the definitive joint proxy statement/prospectus, which contains important information about the proposed merger with Teva, before making any voting or investment decision. The registration statement containing the definitive joint proxy statement/prospectus and other documents will be available free of charge at the SEC’s website, www.sec.gov.
     IVAX, Teva and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding IVAX’ directors and executive officers is available in its proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on June 20, 2005, and information regarding Teva’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 17, 2005. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus.
CONTACT:
David Malina
Director/Investor Relations & Corporate Communications
305.575.6043